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                               July 8, 2020

       William Santanu Li
       Chief Executive Officer
       Knightscope, Inc.
       1070 Terra Bella Avenue
       Mountain View, CA 94043

                                                        Re: Knightscope, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed June 15, 2020
                                                            File No. 24-11238

       Dear Mr. Li:

              We have reviewed your offering statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information that you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A filed June 15, 2020

       Dilution, page 12

   1. Please revise your filing to provide dilution disclosures required by Part II, Item 4 of Form
                                                        1-A.
       The Company's Business
       Overview, page 15

   2. We note that you reference data gathered by the Huntington Police Department. Please provide context for the
information, such as the time period covered by the findings. In addition, please file
the compiled data as an exhibit to your offering statement as well as a consent to use the
data. Refer to paragraph 11 of Part II, Item 17 of Form 1-A.
 William Santanu Li
FirstName   LastNameWilliam Santanu Li
Knightscope,   Inc.
Comapany
July 8, 2020NameKnightscope, Inc.
July 8,2 2020 Page 2
Page
FirstName LastName
Market and Business Model
Note 8: Related parties and related party transactions, page 17

3. Advise what consideration you have given to filing as an exhibit your arrangement with
         Konica Minolta, Inc. to train your technicians to service, maintain, and support your machines in network and assist in your nationwide scaling efforts. Please refer to paragraph 6 of Part II, Item 17 of Form 1-A.
Compensation of Directors and Executive Officers, page 31

4. Please add your former chief financial officer to the table, or confirm that you are not required to do so in accordance with the criteria set out in Part II,
Item 11 of Form 1-A.
Security Ownership of Management and Certain Stockholders, page 32

5. Please add all of your executive officers to the group of officers and directors identified in this table. Please refer to Part II, Item 12(a)(1) of Form 1-A. Securities Being Offered
General, page 33

6. Disclosure that there are 16,575 shares of Series m-3 preferred stock outstanding is inconsistent with disclosure in Part I of the Form 1-A that there are 16,757 shares of
         Series m-3 preferred stock outstanding. Please reconcile the disclosures.
Forum Selection Provisions, page 40

7. We note the disclosure that the state and federal courts in the state of Delaware are the exclusive forum for all actions or proceedings relating to the subscription agreement.
         Revise the disclosure to make clear whether the provision applies to actions arising under the Securities Act or the Exchange Act. We note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or its rules and regulations, and Section 22 of the Securities
         Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or provision created by the Securities Act or its rules and regulations. If the provision applies to Securities Act claims, revise the disclosure to state that there is uncertainty on whether a court would enforce the provision and that investors cannot waive compliance with the federal securities laws and their rules and regulations. In addition, describe clearly any risks or other impacts on investors. If the provision does not apply to actions arising under the Securities Act or the Exchange Act, ensure that the disclosure here and in Section 6 of the subscription agreement states this clearly.
 William Santanu Li
FirstName   LastNameWilliam Santanu Li
Knightscope,   Inc.
Comapany
July 8, 2020NameKnightscope, Inc.
July 8,3 2020 Page 3
Page
FirstName LastName
Exhibit 12.1
Legality Opinion, page 1

8. Given that the legality opinion is part of the offering statement, please remove the disclaimer that counsel is giving no opinion regarding the truth, accuracy, or completeness of the offering statement.
       We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements before qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Melinda J. Hooker, Staff Accountant, at (202) 551-3732 or W. John
Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at
(202) 551-3728 or Erin M. Purnell, Senior Counsel, at (202) 551-3454 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing
cc:      Jeanne Campanelli, Esq.